PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

30th June 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08003595

RECEIVED
2008 JUL -3 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 19th May 2008, Annual Report, Financial Statements, Sustainability Report, Notice of Annual General Meeting;
- 23rd May 2008, Holdings in Company;
- 10th June 2008, Strategic Investment in Rusoro Mining Ltd. through a secured exchangeable
- loan;
- 18th June 2008, Directors' Dealings;
- 19th June 2008, TR-1 Notification of major interests in shares;
- 19th June 2008 Holdings in Company;
- 20th June 2008, Second Tranche of Funding for Rusoro Mining Ltd;
- 20th June 2008 Holdings in Company;
- 23rd June 2008 Holdings in Company;
- 25th June 2008, Results of AGM.

SUPPL

Yours faithfully

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

PETER HAMBRO MINING PLC

By:

dw 7/7

Heather Williams
Company Secretary

Regulatory News Announcement

Peter Hambro Mining - Annual Report and Notice of AGM

RNS Number : 7135U
Peter Hambro Mining PLC
19 May 2008

19 May 2008

2007 Annual Report and Financial Statements
Sustainability Report
Notice of Annual General Meeting

Peter Hambro Mining Plc ('PHM' or the 'Company') today released its Annual Report and Financial Statements for the year ended 31 December 2007. In addition, the Company has also released its Sustainability Report for the 12 month period from 1 April 2007 to 31 March 2008.

The Company's 2007 Annual Report, which is being issued further to the preliminary announcement of the annual results reported on 21 April 2008, details:

* PHM's operating assets and their performance during 2007;
* A review of exploration work undertaken during 2007 and planned for the future;
* Analysis and discussion of PHM's financial performance during 2007 and plans for the future.

The 2007 Annual Report, Financial Statements and the Sustainability Report are available to download from www.peterhambro.com. Additional copies of all these documents may be requested directly from the Company and are available at the Company's registered office, 11 Grosvenor Place, London SW1X 7HH.

Printed copies of the 2007 Annual Report, Financial Statements and Sustainability Report are today being distributed to shareholders, together with the Notice of the Annual General Meeting and proxy form. The Annual General Meeting will be held at 12 noon on Wednesday 25 June 2008 at 11 Grosvenor Place, London SW1X 7HH, and the Notice of the Meeting is available on the Company's website and at the Company's registered office.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0)20 7201 8900
Rachel Tuft	Investor Relations	+44 (0)20 7201 8900
Tom Randell/ Anastasia Ivanova	Merlin	+44 (0)20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0)20 7155 4525

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Peter Hambro Mining - Holding(s) in Company

RNS Number : 2318V
Peter Hambro Mining PLC
23 May 2008

PETER HAMBRO MINING PLC

23 May 2008

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has received notification by Eastbourne Capital Management L.L.C. (44% of which is owned by Richard Barry) that its holding in the Company has decreased to 8,022,145 Ordinary shares of £0.01 each, representing 9.88% of the total issued share capital of the Company. Of this holding, 5,629,953 Ordinary shares of £0.01 each are held by Black Bear Offshore Master Fund, L.P., representing 6.94% of the total issued share capital of the Company. Black Bear Fund I, L.P no longer holds a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Peter Hambro Mining - Strategic Investment in Rusoro Mining Ltd

RNS Number : 3409W
Peter Hambro Mining PLC
10 June 2008

Tuesday, 10 June 2008

Peter Hambro Mining Plc announces strategic investment in Rusoro Mining Ltd through a secured exchangeable loan

* US$80 million strategic investment in Rusoro by PHM-led syndicate (PHM, BlackRock, GLG, Lansdowne, Endeavour)
* 2 year senior secured exchangeable loan with a 10 per cent coupon, exchangeable into Rusoro shares at C$1.25, secured on Rusoro's principal subsidiaries
* PHM has a call option on the shares underlying the other syndicate members' portion of the loan at C$2.20
* Syndicate members have the right to participate pro rata in any future equity or equity linked capital raising
* Rusoro, a TSX Venture Exchange listed gold producer with 12.8 million ounces of gold resources, is led by a majority Russian management team including Andre Agapov as CEO, and was formed by the Agapov family
* Gold Fields of South Africa is the largest shareholder in Rusoro

Peter Hambro Mining Plc ('PHM'), the second largest Russian gold mining company, announces a strategic investment in Rusoro Mining Ltd ('Rusoro'), a TSX Venture Exchange listed gold producer and exploration company in Venezuela, and its affiliates
(collectively the 'Rusoro Group').

PHM has created a syndicate, comprising funds which are investment managed by BlackRock Investment Management International Limited ('BlackRock'), GLG Partners LP ('GLG') and Lansdowne Partners Limited ('Lansdowne'), which are existing investors in
both PHM and Rusoro, and Endeavour Mining Capital Corp. ('Endeavour'), to participate in a US$80 million senior secured exchangeable loan ('Loan') to Venezuela Holdings (BVI) Ltd. ('BVI'), a wholly owned subsidiary of Rusoro. The Loan is exchangeable
into shares of Rusoro at C$1.25 and Rusoro will also act as a guarantor of the Loan. PHM, GLG and Lansdowne will each take up US$20 million and BlackRock and Endeavour will each take up US$10 million (collectively PHM, BlackRock, GLG, Lansdowne and
Endeavour are referred to as the 'Lenders').

The Loan will be drawn down today and be made available in two tranches. US$28 million will be available immediately for general corporate purposes, with the remaining US$52 million made available once pre-agreed strategic milestones are

met.

PHM has also entered into an option agreement with the other Lenders which gives PHM the right to acquire from them, at a price of C$2.20 per share, the number of shares which such other Lenders may receive upon exchange of their Loan (the 'Option Agreement'). PHM is able to exercise its option in full or in part under the Option Agreement at any time from signing until (a) if the relevant Loan has been exchanged, the later of (i) 6 months after signing and (ii) 6 days after such exercise or (b) if the relevant Loan has not been exchanged, the earlier of (i) 6 days before expiry of the exchange right on the final repayment date and (ii) 6 days before the date on which prepayment or repayment, as applicable, is due to take place through prepayment by the Borrower or following a change of control.

Exchange of PHM's US$20 million loan into shares would give PHM an interest of approximately 4.0 per cent of the partially diluted shares in Rusoro, being the aggregate of the common shares currently in issue plus the shares to be issued on exercise of the exchange right by PHM in respect of its loan participation, but excluding any shares that PHM could receive pursuant to the Option Agreement. Full exercise of the Option Agreement would give PHM an interest of approximately 14.2 per cent of the partially diluted shares in Rusoro (being calculated on the same basis as above, but allowing for full exercise of the Option Agreement and full exchange of the Loan).

The Rusoro Group will use the proceeds of the Loan for general corporate purposes including strategic acquisition opportunities. For more detailed information, please see the press release issued by Rusoro today (and for which PHM accepts no responsibility), which is attached and can be found on their website (www.rusoro.com).
To view the Press Release referred to in the paragraph above, please follow the link below;
http://www.rns-pdf.londonstockexchange.com/rns/3409W_-2008-6-10.pdf

About Rusoro
Rusoro is an advanced junior gold producer with 12.8 million ounces of gold resources classified under NI 43-101 mineral resource classification, and a large land position in the Bolivar State region of Venezuela. Rusoro was created by Russian nationals Mr. Andre Agapov and his family and acquired the Choco 10 mine from Gold Fields Ltd. ('Gold Fields'), now a 36 per cent shareholder in Rusoro. Rusoro has a significant reserve and resource base and is expected to achieve an annualised production rate of 120,000 ounces per year by the end of 2008. In December 2007, Choco 10 produced 9,671 ounces of gold. Rusoro has an on-going aggressive drilling campaign for 2008 designed to increase and upgrade its gold ounces for projected production expansion at the Choco 10 Mine in El Callao.

Strategic rationale
The Board of PHM believes that its participation in the Loan offers PHM an attractive investment in its own right, and exciting strategic opportunities

going forward. PHM may, depending on market and other circumstances, increase or decrease its interest in Rusoro in the future.

Commenting on the transaction, Peter Hambro, Executive Chairman of PHM, said: 'We have always said that any investment outside Russia would need to have a Russo-centric rationale and the Rusoro investment is just such an opportunity. With it we have a strategic investment in a growing gold producer which is backed by proven reserves and resources and has a successful management team. The transaction also provides an opportunity to develop a closer relationship with Gold Fields, as the largest shareholder in Rusoro. Entry into our first overseas investment is in a secured loan with exchange rights into Rusoro shares at an attractive price of C$1.25.'

Commenting on the transaction, Andre Agapov, CEO of Rusoro, said: 'We are delighted to begin a relationship with PHM, given their success in finding and developing mines in Russia, and we welcome them as strategic investors in our company. We believe our similar backgrounds and understanding of our respective local markets offers a good framework for closer cooperation'.

The Loan

The Loan will carry an annual coupon of 10 per cent, payable semi-annually and an exchange price of C$1.25 representing a 25 per cent premium to the closing price of Rusoro shares on 9 June 2008. The total shares underlying the Loan will represent 14.2 per cent of the partially diluted share capital of Rusoro. The Lenders will have the right to exchange their Loan participation into common shares at any time from 10 July 2008 to 4 June 2010, providing the Loan remains outstanding. The Loan will carry a final maturity of 2 years and BVI will have the right to prepay the Loan at any time on giving 30 days notice and the Lenders will have the right to exchange the Loan at any time until prepayment is made. PHM, BlackRock, GLG, Lansdowne and Endeavour will have the right to participate pro rata in any future equity or equity linked capital raising whilst any part of the holder's Loan remains outstanding, for a proportion of any issues of shares, whether for cash or non-cash consideration.
The Loan is to be secured on a number of assets of the Rusoro Group including, among other things, shares in the principal operating subsidiaries of the Rusoro Group. Funding is expected to occur today.

JPMorgan Cazenove Limited acted as financial adviser to PHM and Endeavour Financial International Corporation acted as financial adviser to Rusoro.

Notes to Editors

1. Mr. Andre Agapov, founder and currently CEO of Rusoro, has been involved with Rusoro since 2002, and together with Mr. Vladimir Agapov is a 16 per cent shareholder. Before founding Rusoro, Mr. Andre Agapov held a number of positions in the corporate finance and securities industry. He began his financial career as a broker at Business Management International, a Moscow based raw materials and commodities trading firm. Between 1993 and 1995, he was General Manager of Olbi International, which at the time was the largest Russian trading house/financial institution

based in New York. Subsequently, from 1996 to 2002, Mr. Andre Agapov was a Partner at MFC Securities, a financial services company based in London, England. He obtained a degree in Aeronautical Engineering and Economics from the Aviation Institute, Moscow in 1990. Mr. Andre Agapov has significant business relationships in Russia.

2. Gold Fields are currently 36 per cent shareholders of Rusoro following the sale to Rusoro of the Venezuelan assets and liabilities formerly owned by Gold Fields Netherlands Services BV, a wholly owned subsidiary of Gold Fields, including the producing Choco 10 mine on 30 November 2007. Consideration for the assets was in the form of 140 million new shares and US$180 million.

3. With respect to participation by BlackRock, the Loan will be held by the following fund, which is investment managed by BlackRock:

- BlackRock Natural Resources Hedge Fund Limited

With respect to participation by GLG, the Loan will be held by the following funds, which are investment managed by GLG:

- GLG Global Mining Fund
- GLG European Long-Short Fund
- GLG Emerging Markets Special Situations Fund

With respect to participation by Lansdowne, the Loan will be held by the following funds, which are investment managed by Lansdowne:

- Lansdowne UK Equity Fund Limited
- Lansdowne UK Equity Fund Limited Partnership
- Lansdowne UK Strategic Investment Master Fund Limited

\- END -

For further information:

Alya Samokhvalova Peter Hambro Mining Plc T: +44 207 201 8900

Tom Randell Merlin Financial T: +44 207 653 6620

Ian Hannam JPMorgan Cazenove T: +44 207 588 2828
Patrick Magee JPMorgan Cazenove
Joe Seifert JPMorgan Cazenove

Forward-looking statements: This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general

economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management.

Regulatory News Announcement

Peter Hambro Mining - Directors' Dealings

RNS Number : 0279X
Peter Hambro Mining PLC
18 June 2008

18 June 2008
PETER HAMBRO MINING PLC
DIRECTORS' DEALINGS

Peter Hambro Mining PLC ('Company') hereby announces that it has been notified by Peter Hambro and Pavel Maslovskiy, directors of the Company, of the information set out below.
On July 17th 2006, Peter Hambro Limited ('PHL'), a company associated with Peter Hambro, entered into a 2 year financing transaction with Goldman Sachs International ('GSI') in respect of 3 million ordinary shares of £0.01 each in the capital of
the Company ('Shares'). PHL has today entered into an agreement with GSI to extend the term of the financing by 1 year.
PHL undertook the financing transaction on behalf of itself (777,778 shares and respective financing) and Macaria Investments Limited ('Macaria'), a company associated with Pavel Maslovskiy (2,222,222 shares and respective financing). PHL has agreed
back-to-back arrangements with Macaria for this purpose.
Peter Hambro and Pavel Maslovskiy continue to retain an economic interest in their holdings of 5,243,179 (6.46%) and 14,960,787 (18.43%) Shares respectively, notwithstanding the application of the arrangements referred to above to the Shares lent to
GSI and the Shares owned by Macaria which are the subject of the back to back arrangements. The percentage holdings remain unchanged.

Enquiries:

Alya Samokhvalova/Rachel Tuft	Peter Hambro Mining +44 (0) 20 7201 8900
David Simonson/ Tom Randell	Merlin PR +44 (0) 20 7653 6620

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Peter Hambro Mining - Holding(s) in Company

RNS Number : 0811X
Peter Hambro Mining PLC
19 June 2008

PETER HAMBRO MINING PLC

19 June 2008

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has received notification by Baring Asset Management Limited that its holding has increased to 3,493,089 Ordinary shares of £0.01 each, representing 4.3% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Peter Hambro Mining - Notification of Major Interests in Shares

RNS Number : 1308X
Peter Hambro Mining PLC
19 June 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Peter Hambro Mining PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Please refer to item 13 *
3. Full name of person(s) subject to the notification obligation: Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): See item 13
6. Date on which issuer notified: 19 June 2008
7. Threshold(s) that is/are crossed or reached: See item 13
8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0031544546	Below 5%	Below 5%	Below 5%	Below 5%		Below 5%	

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: M&G Investment Management Limited (MAGIM) previously disclosed a holding of 4,095,437 (5.04%). MAGIM has sole investment power but no voting power over funds managed for and on

behalf of one of MAGIM's investment advisory clients. As a consequence of legal advice recently received, we must now notify you, by virtue of the DTR Handbook section 5.1.2R, of our new voting rights position in your company. This notification now excludes shares currently managed and previously notified to you, where the voting rights have been retained by the client.

14. Contact name: Mark Thomas
M&G Investment Management Limited
15. Contact telephone number: 020 7548 3266

END

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Regulatory News Announcement

Peter Hambro Mining - Second Tranche of Funding for Rusoro Mining

RNS Number : 2093X
Peter Hambro Mining PLC
20 June 2008

Friday, 20 June 2008

Peter Hambro Mining Plc announces release of second and final tranche of funding for Rusoro Mining Ltd

Peter Hambro Mining Plc ('PHM'), the second largest Russian gold mining company, announces the release to Rusoro Mining Ltd. ('Rusoro') of the second and final tranche (US$52 million) of funding available to Rusoro under the terms of the US$80 million
senior secured exchangeable loan announced on 10 June 2008. The participants in the PHM-led loan syndicate comprise PHM and funds investment managed by BlackRock Investment Management International Limited, GLG Partners LP, Lansdowne Partners Limited and
Endeavour Mining Capital Corp.

Rusoro's acquisition of Hecla Mining Company's gold assets in Venezuela, announced overnight and details of which are contained in the attached press release (for which PHM accepts no responsibility) *, was the trigger for the further funding.

Commenting on the funding, Peter Hambro, Executive Chairman of Peter Hambro Mining said:
'The opportunity to acquire Hecla's Venezuelan assets and thereby to enhance Rusoro's production endorses the strategic value that we see in our investment.'

*To view to the press release referred to above, please follow the link below:
http://www.rns-pdf.londonstockexchange.com/rns/2093X_1-2008-6-20.pdf

For further information:

Alya Samokhvalova Peter Hambro Mining Plc T: +44 207 201 8900

David Simonson Merlin Financial T: +44 207 653 6620
Anastasia Ivanova

Ian Hannam JPMorgan Cazenove T: +44 207 588 2828
Patrick Magee JPMorgan Cazenove
Joe Seifert JPMorgan Cazenove

END

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Regulatory News Announcement

Peter Hambro Mining - Holding(s) in Company

RNS Number : 2270X
Peter Hambro Mining PLC
20 June 2008

PETER HAMBRO MINING PLC

20 June 2008

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has received notification by Eastbourne Capital Management L.L.C. (44% of which is owned by Richard Barry) that its holding in the Company has decreased to 3,200,000 Ordinary shares of £0.01 each, representing 3.94% of the total issued share capital of the Company. Black Bear Offshore Master Fund, L.P. no longer holds a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

END

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Regulatory News Announcement

Peter Hambro Mining - Holding(s) in Company

RNS Number : 2699X
Peter Hambro Mining PLC
23 June 2008

PETER HAMBRO MINING PLC

23 June 2008

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has received notification by Black Rock Global Funds that its holding in the Company has increased to 4,300,000 Ordinary shares, representing 5.29% of the total issued share capital of the Company. The aggregate
holding of Black Rock Inc. is 9,693,286 Ordinary shares, representing 11.94% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Peter Hambro Mining - Result of AGM

RNS Number : 5159X
Peter Hambro Mining PLC
25 June 2008

PETER HAMBRO MINING PLC

25 June 2008

Peter Hambro Mining Plc (the 'Company') announces that at the Annual General Meeting of the Company held at 12 noon today, all the resolutions proposed, as set out in the notice of the meeting to shareholders dated 13 May 2008, were duly passed on a show of hands.

Full details of the proxy votes received from shareholders prior to the meeting for each resolution are set out below and will also be made available on the Company's website www.peterhambro.com

Resolutions	Votes for (including discretionary	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
Adoption of Report and Accounts	51,914,934	100.00%	0	0.00%	51,914,934	0
Declaration of Dividend	51,914,934	100.00%	0	0.00%	51,914,934	0
Reappointment of Auditors	51,914,801	99.9997%	133	0.0003%	51,914,934	0
Reappointment of Lord Guthrie	51,800,577	99.78%	114,357	0.22%	51,914,934	0
Reappointment of Jay Hambro	51,900,312	99.97%	14,077	0.03%	51,914,389	545
Reappointment of Andrey Maruta	51,900,432	99.97%	13,944	0.03%	51,914,376	558
Reappointment of Alya Samokhvalova	51,900,432	99.97%	13,944	0.03%	51,914,376	558
Authority to Allot Shares	51,914,509	99.9992%	425	0.0008%	51,914,934	0
Disapplication of Pre-emption Rights	51,814,409	99.81%	100,525	0.19%	51,914,934	0
Purchase of own shares	51,914,801	99.9997%	133	0.0003%	51,914,934	0
Adoption of new Articles	51,892,154	99.96%	21,480	0.04%	51,913,634	1,300

Enquiries:

Alya Samokhvalova Director of External Communications +44 (0) 20 7201 8900
Tom Randell Merlin +44 (0) 20 7653 6620
Patrick Magee JPMorgan Cazenove +44 (0) 20 7155 4525

END

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END